Provident Energy Trust Expands into Midstream Business Acquiring $268 Million Central Alberta System and Announces $225 Million Financing
NEWS RELEASE NUMBER 21-03	September 10, 2003

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced it has agreed to acquire the Redwater Natural Gas Liquids (NGL) Processing System (Redwater) from Williams Energy Canada for $268 million for the fixed assets and an estimated $14 million of inventory at closing. Strategically located in one of four main NGL hubs in North America, Redwater has a 25 percent share of NGL processing capacity in western Canada and is the most modern and cost efficient integrated NGL system in Canada. The transaction is expected to close by September 30, 2003 and will have an effective date of August 1, 2003.

"The acquisition of the Redwater system adds a new dimension to Provident's long-term growth strategy. The transaction is accretive to cash flow and strongly accretive to net asset value (NAV) on a per unit basis. Redwater provides for a stable source of long-life cash flow that is complementary to cash flow generated from our existing oil and gas production activities," said Provident Chief Executive Officer Tom Buchanan.

"The Redwater system will substantially expand the scope of Provident's business across the energy value chain allowing the trust to compete for a much broader range of value enhancing investment opportunities going forward. The Redwater business will also significantly reduce Provident's risk profile by ensuring that a substantial portion of the Trust's cash flow is generated by assets with long-term fee-for-service and fixed margin contracts, effectively reducing the Trust's exposure to volatile commodity prices," Buchanan stated.

In conjunction with the transaction, Provident has entered into an agreement to sell, on a bought deal basis, 14.3 million trust units at a price of $10.50 per trust unit, and $75 million of convertible extendible unsecured subordinated debentures to a syndicate of underwriters co-led by Scotia Capital and National Bank Financial. The Convertible Debentures will have a coupon of 8.75 percent and be convertible into trust units of Provident at a price of $11.05 per trust unit. The Trust Units and Convertible Debentures will only be offered in Canada. Provident has secured a $120 million bank credit facility a portion of which will be used to finance the portion of the purchase price not covered by the equity and convertible debenture offering.

The Redwater system includes 100 percent interest in the five-year-old, 62,000 barrel per day (bpd) Redwater fractionation, storage and transportation facility located near Edmonton, Alberta; 43.3 percent ownership of the 38,500 bpd Younger NGL extraction plant in Northeastern British Columbia; and 100 percent interest in a 565 km proprietary Liquids Gathering System. Provident will operate the wholly owned facilities acquired. Provident's financial advisor on the transaction is National Bank Financial.

Redwater Investment Highlights:

- Provides a long-term source of stable cash flow substantially diversifying Provident's sources of cash flow with a low risk, long-life asset.

- Virtually all of Redwater's system capacity and cash flow is contracted through long-term fee-for-service and fixed margin contracts with major oil and gas producers and petrochemical businesses. More than two-thirds of the plant's volume is contracted for 10 years or longer.

- Substantially increases Provident's economic life on a cash flow basis due to the stable fee-based contribution from long-life midstream assets.

- Generates significant accretion to NAV and accretion on 2004 and future years distributable cash flow estimates on a per unit basis.

- The Redwater acquisition will be integrated into Provident and will be run as a separate business unit. Financial reporting will be done on a segmented basis to provide transparency on the performance of both the midstream and oil and gas production businesses.

- The midstream business will be led by Provident's President Randy Findlay and managed by operations and commercial teams that will join Provident from Williams, all of whom have significant midstream experience and expertise.

The increased focus on natural gas exploration, development and production in the northwestern portion of the Western Canadian Sedimentary Basin has resulted in greater demand for NGL processing capacity and higher utilization rates among Edmonton area midstream facilities. Additionally, the western Canadian ethane supply demand balance has tightened in recent years because of the export of liquids through Alliance Pipeline and increasing demand from Alberta's world-class petrochemical industry. The robust demand for this type of long-life midstream asset combined with the longer term fee-based and fixed margin contractual arrangements make this an ideal asset for an income trust such as Provident.

"Given supply demand balance and the growing need for a range of services, the midstream business today is more relationship based than it was just five years ago," said Findlay. "Of the available capacity at Redwater, 97 percent is contracted through fee-for-service and fixed margin contracts with major oil and gas producers and petrochemical businesses. These contracts account for 93 percent of Redwater's total earnings and provide for very stable and predictable cash flows. As a result of these contracts, 67 percent of Redwater's plant volume is contracted for 10 years or longer."

The Redwater fractionation plant has a 25 percent share of NGL processing capacity in western Canada and is one of two facilities capable of processing ethane-plus NGL streams. The only facility built in the last decade, Redwater requires minimal maintenance capital and provides significant low cost expansion opportunity. "Looking forward, given the increasing levels of natural gas production in Alberta and the viability of Northern natural gas projects, Redwater is well positioned to expand its business and can add incremental capacity at very low cost," Findlay said.

The Redwater system is managed and operated by an exceptionally experienced and talented team of people, many of whom have been in the midstream business since before Redwater began operations in 1998. Initially, Provident's midstream business will report to Randy Findlay. Findlay has over 30 years of experience in the energy sector. Prior to joining Provident, he was president of TransCanada's North American mid-stream business. From 1995 to 1998, Findlay led NOVA's midstream business and was responsible for the planning, development, construction and operations of the Redwater system.

Financing

In conjunction with the transaction, Provident announces that it has entered into an agreement to sell, on a bought deal basis, 14.3 million trust units at a price of $10.50 per trust unit, and $75 million of Convertible Debentures to a syndicate of underwriters co-led by Scotia Capital and National Bank Financial. Gross proceeds of the financing are $225 million. Purchasers have the option to purchase Trust Units, Convertible Debentures or a combination thereof at their discretion.

Provident has granted the underwriters an option to purchase up to an additional 2.4 million trust units at any time until forty-eight hours prior to closing of the offering. Provident has also granted the underwriters an option to purchase up to an additional 2.5 trust units at the offering price for a period expiring 30 days following the closing of the offering to cover over-allotments, if any. If both options were exercised in their entirety, the total gross proceeds of the offering would increase to $276 million.

The Convertible Debentures will have $1,000 face value per debenture, a coupon of 8.75 percent, and be convertible into trust units of Provident at a price of $11.05 per trust unit. The Convertible Debentures have an initial maturity date of December 31, 2003 (the "Initial Maturity Date"). Upon closing of the acquisition of the Redwater system the maturity date will be automatically extended from the Initial Maturity Date to December 31, 2008 (the "Final Maturity Date"). The Convertible Debentures will pay interest semi-annually on June 30 and December 31, with an initial interest payment on December 31, 2003.

The Trust Units and Convertible Debentures will be offered in all provinces of Canada. The issue will not be offered for sale in the U.S. or internationally. The offering is subject to normal regulatory approval and is expected to close by September 30, 2003.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:
Jennifer Pierce
Senior Manager
Investor Relations and
Communications
Phone (403) 231-6736

Corporate Head Office:	Phone: (403) 296-2233	www.providentenergy.com
700, 112 - 4th Avenue S.W.	Toll Free: 1-800-587-6299	info@providentenergy.com
Calgary, Alberta	Fax: (403) 261-6696
Canada T2P 0H3

The Redwater NGL System